NOTE: THIS DOCUMENT HAS BEEN TRANSLATED FROM THE JAPANESE ORIGINAL FOR REFERENCE PURPOSES ONLY. IN THE EVENT OF ANY DISCREPANCY BETWEEN THIS TRANSLATED DOCUMENT AND THE JAPANESE ORIGINAL, THE ORIGINAL SHALL PREVAIL.

Filed by Daishi Hokuetsu Financial Group, Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: The Gunma Bank, Ltd. (File Number: 132-02874)

November 13, 2026

To whom it may concern:

Company:	The Gunma Bank, Ltd.
Representative:	Akihiko Fukai, President and Representative Director
(Code number: 8334, TSE Prime)
Company:	Daishi Hokuetsu Financial Group, Inc.
Representative:	Michiro Ueguri, President and Representative Director
(Code number: 7327, TSE Prime)

Notice Concerning the Granting of Voting Rights at the Annual General Meeting of Shareholders in June 2027 (scheduled) to Shareholders Who Will Acquire Shares After Record Date

The Gunma Bank, Ltd. (Akihiko Fukai, President and Representative Director; “Gunma Bank”) and Daishi Hokuetsu Financial Group, Inc. (Michiro Ueguri, President and Representative Director; “Daishi Hokuetsu Financial Group”; and Gunma Bank and Daishi Hokuetsu Financial Group, collectively, the “Two Companies”) will carry out a business integration through share exchange with the effective date of the share exchange of April 1, 2027 (scheduled), as stated in the Announcement of Definitive Agreement on Business Integration through Share Exchange between The Gunma Bank, Ltd. and Daishi Hokuetsu Financial Group, Inc., announced on March 26, 2026.

Daishi Hokuetsu Financial Group (scheduled to be renamed to Gunma Niigata Financial Group, Inc., “Gunma Niigata Financial Group”) hereby announces that at the meeting of the Board of Directors held today, it resolved to grant voting rights at the Annual General Shareholders Meeting to be held in June 2027 (“Annual General Shareholders Meeting”) to shareholders of Gunma Bank who will acquire the shares of common stock of Daishi Hokuetsu Financial Group through the share exchange between the Two Companies (“Share Exchange”) on April 1, 2027 (scheduled) after the record date for voting rights (March 31, 2027) at the Annual General Shareholders Meeting.

Daishi Hokuetsu Financial Group will grant the voting rights on the condition that (a) the amendment of the articles of incorporation of Gunma Bank to remove the provision concerning the record date for the exercise of voting rights at general meetings of shareholders becomes effective and (b) the Share Exchange becomes effective. The Gunma Bank’s amendment to its articles of incorporation to remove such a provision has been announced in the Notice of Extraordinary General Shareholders Meeting, Proposal Determination, and Partial Amendment to the Articles of Incorporation, announced by Gunma Bank on September 24, 2026.

Description

1.	Shares to Which Voting Rights are Granted

Shares of common stock of Daishi Hokuetsu Financial Group to be delivered through the Share Exchange

(Reference)

The number of the shares of common stock of Daishi Hokuetsu Financial Group to be delivered through the Share Exchange

425,864,382 shares (scheduled)

The above number of the shares of common stock of Daishi Hokuetsu Financial Group to be delivered through the Share Exchange has been calculated based on: (a) the total number of issued and outstanding shares of common stock of Gunma Bank as of September 30, 2026 (395,888,177 shares) and (b) the number of treasury shares held by Gunma Bank as of September 30, 2026 that are planned to be cancelled before the Share Exchange becomes effective (17,342,059 shares); however, such number may fluctuate.

2.	Reasons for Granting Voting Rights

Daishi Hokuetsu Financial Group has determined that it is consistent with the purport of the Share Exchange to also grant voting rights to Gunma Bank’s shareholders acquiring the shares of common stock of Daishi Hokuetsu Financial Group through the Share Exchange. Accordingly, pursuant to Article 124, Paragraph 4 of the Companies Act, Daishi Hokuetsu Financial Group has decided to also grant voting rights to those shareholders who will acquire the shares of common stock of Daishi Hokuetsu Financial Group after the record date for voting rights (March 31, 2027) at the Annual General Shareholders Meeting through the Share Exchange, subject to (a) Gunma Bank’s amendment to its articles of incorporation to remove the provision concerning the record date for the exercise of voting rights at general meetings of shareholders becoming effective and (b) the Share Exchange becoming effective.

The granting of such voting rights is in accordance with the Business Integration Agreement dated March 26, 2026, executed between the Two Companies.

-End-

[Inquiries regarding this matter]

The Gunma Bank, Ltd., Corporate Planning Dept., Otani, TEL +81-27-252-1111

Daishi Hokuetsu Financial Group, Inc., Corporate Planning Division, Mishima, TEL +81-25-224-7111

[U.S. Securities Act]

Daishi Hokuetsu Financial Group intends to file a Form F-4 registration statement with the SEC if the Business Integration is conducted. If a Form F-4 is filed, the Form F-4 will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus filed as part of the Form F-4 will be mailed to the U.S. shareholders of Gunma Bank prior to the date of the shareholders meeting at which a vote on the approval of the Business Integration is expected to take place. If a Form F-4 is filed, the Form F-4 and prospectus to be filed will contain important information, including information about the Two Companies, the Business Integration, and other related information. U.S. shareholders to whom the prospectus will be distributed are urged to carefully read the Form F-4, the prospectus, and other documents expected to be filed with the SEC in connection with the Business Integration before exercising their voting rights at the shareholders meeting with respect to the Business Integration. All documents filed with the SEC in connection with the Business Integration will be made publicly available on the SEC’s website (www.sec.gov) free of charge after filing. In addition, such materials will be provided free of charge upon request. Requests for delivery can be made at the contact information below.

Company name:	Daishi Hokuetsu Financial Group, Inc.
Address:	1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata
Telephone:	+81-25-224-7111

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements regarding the Business Integration between Gunma Bank and Daishi Hokuetsu Financial Group described above and the results thereof. These forward-looking statements are presented in the form of expressions such as “expect,” “aim,” “will,” “risk,” “possibility,” or similar expressions, or as explanations relating to strategies, objectives, plans, intentions, and the like. Due to the influence of a variety of factors, the actual results of the Two Companies may differ materially from the forward-looking statements set forth in this document.

The Two Companies are under no obligation to update and publicly announce the forward-looking statements after the date of this document. Investors are encouraged to refer to the disclosures made by the Two Companies (or the integrated group after the integration) in future announcements in Japan and filings with the SEC.

Examples of the above-mentioned risks, uncertainties and other factors include, but are not limited to, the following.

-	Failure to obtain shareholder approval required for the Business Integration

-	Failure to obtain the authorizations or approvals required for the Business Integration or failure to satisfy other conditions to completion of the Business Integration

-	Impact of changes in legal and regulatory requirements, accounting standards, or the business environment applicable to the Two Companies

-	Challenges in executing the business strategies of the Two Companies

-	Impact of changes in general economic or industry conditions, including instability in financial markets

-	Other risks relating to the execution of the Business Integration